Exhibit 99.2

RIGS Haynesville Partnership Co.

Consolidated Financial Statements
December 31, 2012 and 2011
With Independent Auditors' Report Thereon

RIGS Haynesville Partnership Co.

Report of Independent Certified Public Accountants
Partners
RIGS Haynesville Partnership Co.
We have audited the accompanying consolidated financial statements of RIGS Haynesville Partnership Co. (a Delaware general partnership) and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, cash flows, and partners' capital for the years then ended, and the related notes to the financial statements.
Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RIGS Haynesville Partnership Co. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas
March 1, 2013

RIGS Haynesville Partnership Co.
Consolidated Balance Sheet
(Amounts in US Dollars)

	December 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$8,373,344	$12,012,490
Trade accounts receivable, net of allowance of $0 and $86,052	8,304,005	2,656,772
Accrued revenues	13,410,033	13,764,304
Related party receivables	594,014	1,355,213
Other current assets	496,562	1,873,847
Total current assets	31,177,958	31,662,626
Property, Plant and Equipment:
Transmission systems	731,379,307	728,446,921
Compression equipment	102,263,449	102,121,581
Right of way	71,776,053	71,196,242
Other property, plant and equipment	26,357,316	25,851,917
Construction-in-process	7,539,010	35,286,136
Total property, plant and equipment	939,315,135	962,902,797
Less accumulated depreciation	(105,653,040)	(70,757,094)
Property, plant and equipment, net	833,662,095	892,145,703
Other Assets:
Other assets, net of accumulated amortization of $616,325 and $439,448	276,602	453,479
Intangible assets, net of accumulated amortization of $5,895,000 and $4,323,000	25,545,000	27,117,000
Goodwill	119,161,140	119,161,140
Total other assets	144,982,742	146,731,619
TOTAL ASSETS	$1,009,822,795	$1,070,539,948

LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities:
Trade accounts payable	$1,029,602	$2,826,172
Related party payables	752,380	1,119,277
Other current liabilities	664,780	861,812
Total current liabilities	2,446,762	4,807,261
Long-term Debt	81,000,000	79,000,000
Commitments and Contingencies
Partners' Capital	926,376,033	986,732,687
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$1,009,822,795	$1,070,539,948

See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Income Statement
(Amounts in US Dollars)
	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
REVENUES
Transportation and other fees	$161,761,349	$166,681,853
Gas sales	103,101	3,622,302
Related party revenues	11,375,235	14,652,398
Total revenues	173,239,685	184,956,553
OPERATING COSTS AND EXPENSES
Cost of sales, including related party amounts of $81,103 and $1,320,967	(4,593)	1,647,222
Operation and maintenance, including related party amounts of $6,790,368 and $6,205,216	22,083,501	20,803,286
Loss on asset sales, net	1,709,926	—
General and administrative, including related party amounts of $19,500,000 and $16,800,000	19,699,110	17,160,996
Depreciation and amortization	36,467,946	34,930,477
Impairment of property, plant and equipment	21,751,012	—
Total operating costs and expenses	101,706,902	74,541,981
OPERATING INCOME	71,532,783	110,414,572
Interest expense, net of $0 and $243,239 capitalized interest	(1,824,171)	(1,244,577)
Other income, net	138,620	16,251
NET INCOME	$69,847,232	$109,186,246
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Cash Flow Statement
(Amounts in US Dollars)
	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
OPERATING ACTIVITIES
Net income	$69,847,232	$109,186,246
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization, including debt issuance cost amortization	36,644,823	35,110,029
Loss on aid-in-construction	—	35,131
Loss on asset sales, net	1,709,926	—
Impairment of property, plant and equipment	21,751,012	—
Cash flow changes in current assets and liabilities:
Trade accounts receivable, accrued revenues and related party receivables	(4,531,763)	11,244,341
Other current assets	1,377,285	(937,993)
Trade accounts payable and related party payables	270,320	(2,488,301)
Other current liabilities	(197,033)	256,723
Net cash flows provided by operating activities	126,871,802	152,406,176
INVESTING ACTIVITIES
Capital expenditures	(5,045,542)	(45,223,714)
Proceeds from assets sales	2,738,480	44,545
Net cash flows used in investing activities	(2,307,062)	(45,179,169)
FINANCING ACTIVITIES
Net borrowings under revolving credit facility	2,000,000	46,000,000
Debt issuance costs	—	(262,220)
Partner distributions	(130,203,886)	(141,771,312)
Net cash flows used in financing activities	(128,203,886)	(96,033,532)
Net change in cash and cash equivalents	(3,639,146)	11,193,475
Cash and cash equivalents at beginning of period	12,012,490	819,015
Cash and cash equivalents at end of period	$8,373,344	$12,012,490
Supplemental cash flow information:
Non-cash capital expenditures	$91,569	$2,525,355
Interest paid	1,551,357	871,450
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Statement of Partners' Capital
(Amounts in US Dollars)

Balance at January 1, 2011	$1,019,317,753
Partner distributions	(141,771,312)
Net income	109,186,246
Balance at December 31, 2011	$986,732,687
Partner distributions	(130,203,886)
Net income	69,847,232
Balance at December 31, 2012	$926,376,033
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)

1. Organization and Basis of Presentation
Organization. The consolidated financial statements presented herein reflect the results of RIGS Haynesville Partnership Co. (“Partnership”), a Delaware general partnership. The Partnership was formed on March 17, 2009, as a joint venture by and among Alinda Gas Pipeline I, L.P. and Alinda Gas Pipeline II, L.P. (“Alinda”), Regency Haynesville Intrastate Gas LLC (“Regency HIG”), an indirect wholly-owned subsidiary of Regency Energy Partners LP (“Regency”), and EFS Haynesville, LLC. As of December 31, 2012, the Partnership was 50 percent owned by Alinda, 49.99 percent owned by Regency HIG and 0.01 percent owned by EFS Haynesville, LLC.
The Partnership, through its wholly-owned subsidiary, Regency Intrastate Gas LP (“RIG”), an entity that owns a 450-mile intrastate natural gas pipeline, delivers natural gas from northwest Louisiana to downstream pipelines and markets.
Basis of presentation. The consolidated financial statements of the Partnership and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of all controlled subsidiaries after the elimination of all intercompany accounts and transactions.
2. Summary of Significant Accounting Policies
Use of Estimates. These consolidated financial statements have been prepared in conformity with GAAP which includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities that exist at the date of the financial statements. Although these estimates are based on management's available knowledge of current and expected future events, actual results could be different from those estimates.
Cash and cash equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.
Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts. Accounts receivable consist principally of trade receivables from customers and are generally unsecured. Accrued revenue represents the revenues earned in the current month but billed in the following month. The Partnership periodically assesses accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical collection experience, aging of the accounts receivable balances, current economic conditions, historical write-off experience, and each specific customer's ability to meet its financial obligations to the Partnership.
Property, Plant and Equipment. Property, plant and equipment is recorded at historical cost of construction, or, upon acquisition, the fair value of the assets acquired. Gains or losses on sales or retirements of assets are included in operating income unless the disposition is treated as discontinued operations. Gas to maintain pipeline minimum pressures is capitalized, not subject to depreciation, and classified as property, plant and equipment. The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)

The Partnership accounts for its asset retirement obligations in accordance with the Asset Retirement Obligation Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The guidance requires the Partnership to recognize on its balance sheet the net present value of any legally binding obligation to remove or remediate the physical assets that it retires from service, as well as any similar obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Partnership. While the Partnership is obligated under contractual agreements to remove certain facilities upon their retirement, management is unable to reasonably determine the fair value of such asset retirement obligations because the settlement dates, or ranges thereof, were indeterminable and could range up to 95 years. An asset retirement obligation will be recorded in the periods wherein management can reasonably determine the settlement dates.
Depreciation of property, plant and equipment is recorded on a straight-line basis over the following estimated useful lives:

Functional Class of Property	Useful Lives (Years)
Transmission systems	30
Compression equipment	5-20
Right of way	30
Other property, plant and equipment	3-35
Other assets. Other assets consist of costs related to establishing and modifying the revolving credit facility, which are capitalized and amortized to interest expense, net over the term of the related revolving credit facility.
Intangible Assets. Intangible assets consist of customer contracts and are amortized on a straight line basis over their estimated useful lives of 20 years, which is the period over which these contracts are expected to contribute directly or indirectly to the Partnership's future cash flows. The remaining amortization period for customer contracts is 17 years. The expected amortization of the intangible assets is $1,572,000 for each of the five succeeding years.
The Partnership assesses long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts exceed the fair value of the asset.
The Partnership recorded approximately $21,751,000 in impairment of property, plant and equipment for the year ended December 31, 2012, related to surplus equipment and right of way acquired during the RIGS' 2009 Haynesville Expansion Project that is not anticipated to be utilized in future expansion projects. The fair value of the surplus equipment impairment charge was based on current market prices for similar equipment, which would be considered a Level 2 input. No impairment charges were recorded for the year ended December 31, 2011.
Goodwill. Goodwill represents the excess of purchase price over the fair value of the net assets. Goodwill is not amortized, but is tested for impairment annually based on the carrying values as of October 1, or more frequently if impairment indicators arise that suggest the carrying value of goodwill may not be recovered. Impairment occurs when the carrying amount of a reporting unit exceeds its fair value. At the time it is determined that an impairment has occurred, the carrying value of the goodwill is written down to its fair value. To estimate the fair value, the Partnership makes estimates and judgments about future cash flows, as well as revenues, cost of sales, operating expenses, capital expenditures and net working capital based on assumptions that are consistent with the Partnership's most recent forecast. No impairment was recorded for the years ended December 31, 2012 and 2011.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)

Gas Imbalances. Quantities of over or under deliveries related to imbalance agreements are recorded monthly as other current assets or other current liabilities using the current market prices or the weighted average prices. Within certain volumetric limits determined at the sole discretion of the creditor, these imbalances are generally settled by deliveries of natural gas. Net imbalance settlement gains with third party customers are recorded as gas sales in the consolidated income statements. Imbalance receivables included in other current assets and imbalance payables included in other current liabilities as of December 31, 2011 were $1,701,399 and $51,863, respectively.
Fair Value Measures. The Partnership follows the Fair Value Measurement Topic of the FASB ASC for financial assets and liabilities and applied the fair value measurement provisions to non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, property, plant and equipment and asset retirement obligations. These provisions establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1- unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Partnership;
Level 2- inputs that are observable in the marketplace other than those classified as Level 1; and
Level 3- inputs that are unobservable in the marketplace and significant to the valuation.
Entities are encouraged to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.
As of December 31, 2012 and 2011, the Partnership did not have financial instruments whose fair value was determined using available market information and valuation methodologies. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to their short-term maturities. Long-term debt is comprised of borrowings under which interest accrues under a floating interest rate structure. Accordingly, the carrying value approximates fair value.
Revenue Recognition. The Partnership earns revenues from (i) natural gas transportation and (ii) domestic sales of natural gas. Revenues associated with transportation fees are recognized when the service is provided. Sales of natural gas are recognized as revenue when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery occurs.
Income Taxes. The Partnership is a pass through entity for tax purposes, and, therefore, is generally not subject to income taxes. The Partnership follows the applicable guidance for uncertainties in income taxes and did not identify any uncertain tax positions not meeting the more likely than not standard as of December 31, 2012 or December 31, 2011.
Comprehensive Income. For the years ended December 31, 2012 and 2011, comprehensive income equaled net income.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)

3. Debt
As of December 31, 2012, RIG had a $100,000,000 working capital facility that expires in July 27, 2014. The outstanding balance under the revolving credit facility bears interest at the London Interbank Offered Rate plus a margin or the Prime Referenced Rate as defined in the revolving credit facility agreement plus a margin. The weighted average interest rate on the total amount outstanding under the Partnership's revolving credit facility as of December 31, 2012 and 2011 was 2.06 and 2.32 percent, respectively. The revolving credit facility is secured by substantially all of RIG's assets.
4. Related Party Transactions
The Partnership provides transportation services, purchases and sells natural gas and settles gas imbalances with certain Regency affiliates. For the years ended December 31, 2012 and 2011, related party revenues and related party cost of sales were primarily the results of these transactions.
Under a Master Services Agreement between Regency and the Partnership, Regency operates and provides all employees and services for the operation and management of the Partnership and these expenditures are recorded to related party general and administrative expenses.
The Partnership has gas compression service agreements with a wholly-owned subsidiary of Regency and these expenditures were recorded to related party operating and maintenance expenses.
5. Major Customers
During the year ended December 31, 2012, three non-affiliated shippers accounted for 30 percent, 17 percent and 16 percent, respectively, of the Partnership's total revenues, as compared to 28 percent, 17 percent and 15 percent, respectively, during the year ended December 31, 2011.
6. Subsequent Events
Subsequent events have been evaluated through March 1, 2013, the date the financial statements were issued.